FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL
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1. Name and Address of Reporting Person* De Souza Errol B.	2. Date of Event Requiring Statement (Month/Day/Year) 4/1/03	4. Issuer Name and Ticker or Trading Symbol Palatin Technologies, Inc. PTN
(Last) (First) (Middle) Palatin Technologies, Inc. 4C Cedar Brook Drive	3. IRS Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Cranbury NJ 08512			7. Individual or Joint/Group Reporting (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr.4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained this form are not required to respond unless the form displays a currently valid OMB control number.	Page 1 of 2 SEC 1473 (7-02)c

FORM 3 (continued)	TABLE II – Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deriv- ative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (right to buy)	Note (1)	03/12/13	Common Stock	10,000	$1.45	D
Stock Options (right to buy)	Note (2)	04/01/13	Common Stock	18,750	$1.70	D

Explanation of Responses:

(1) The stock options are immediately exercisable as to 25% of the shares and will become exercisable as to an additional 25% on March 12 of 2004, 2005 and 2006.

(2) The stock options become exercisable as to 1/9th of the shares on the last day of each month, starting on April 30, 2003.

	/s/ Errol B. De Souza **Signature of Reporting Person	04/09/03 Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient see Instruction 6 for procedure.

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